The Bank of New York Mellon Corporation

One Wall Street

New York, New York 10286

September 11, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E.

Washington, D.C. 20549

Attention:	William Schroeder, Division of Corporation Finance

Re:	Response Submitted in the Matter of The Bank of New York Mellon Corporation’s Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008, Form 10-Q for the quarterly period ended March 31, 2008 Filed May 9, 2008, and Form 10-Q for the quarterly period ended June 30, 2008 Filed August 8, 2008. File No. 0-52710

Dear Mr. Schroeder:

With respect to a comment letter dated August 28, 2008 (the “Comment Letter”) to The Bank of New York Mellon Corporation (“BNYM” or the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s Comment Letter (the “Response”) relating to our annual report on Form 10-K for the year ended December 31, 2007 and our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set forth below correspond to the heading and numbered comments in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Notes to Consolidated Financial Statement

Note 14 – Extraordinary (loss) – Consolidation of Three Rivers Funding Corporation, page 102

1.

We note your disclosure that you called the first loss notes of TRFC during the 4th quarter of 2007, which triggered the consolidation of this variable interest entity. Please provide us with the following additional information with respect to this transaction:

•

Clearly explain your involvement with TRFC both on a contractual and non-contractual basis. For example, you disclose that you have a referral relationship with and provide administrative services to TRFC. Clarify the types of services provided and whether you have any other contractual or non-contractual arrangements (e.g. liquidity provider, credit enhancement).

Response

BNYM was formed on July 1, 2007 through the merger of The Bank of New York Company, Inc. and Mellon Financial Corporation (“MFC”). On December 31, 2007, BNYM had $197.7 billion of total assets, 2% of which represented the $4.0 billion in TRFC assets that were consolidated following exercise of the call option on December 31, 2007. BNYM earned $1.16 billion of net income in the last six months of 2007. TRFC recorded a net loss of less than $1 million in the last six months of 2007, which was not consolidated into BNYM since it preceded the exercise date of the call option.

TRFC was formed in 1990 by Mellon Bank, N.A. (the “Bank”), which was a wholly owned subsidiary of MFC. TRFC’s activities were limited to purchasing mortgage-backed and other investment securities, purchasing whole interests or undivided percentage ownership interests in loans, and making loans secured by retail and trade receivables, general intangibles, chattel paper and other financial assets (“Receivables”) from customers (“Sellers”) of the Bank. In the last six months of 2007, the Bank recorded approximately $2 million of fees from TRFC for liquidity, credit support, referrals and administrative services.

All of the common stock of TRFC was owned by an independent third party (Global Securitization Services, LLC, or “GSS”) and all $3 million of the first loss subordinated notes were held by a third party (The Liberty Hampshire Capital Company, LLC, or “Liberty Hampshire”). TRFC was not a legal subsidiary of BNYM until March 31, 2008, when the Bank purchased the TRFC common stock from GSS.

The Bank had the following contractual relationships with TRFC, as MFC also explained in its May 14, 2004 and May 19, 2005 response letters to the SEC Office of the Chief Accountant:

•

Liquidity support: This was provided to TRFC up to the full amount of commercial paper (CP) outstanding. Such liquidity was provided through transaction specific funding agreements for individual sales of Receivables from third parties. The Bank was obligated to provide liquidity support if collections on Receivables pools plus proceeds from the issuance of CP were insufficient to pay maturing CP. An obligation to make purchases under the funding agreements continued as long as TRFC was not bankrupt and the amount of the purchase did not exceed the available liquidity commitment. Asset purchases under the funding agreements that were the result of a default in a receivables purchase program would have been made after any availability under the limited recourse note had been fully exhausted.

•

Program-wide credit support: This was provided to TRFC’s CP by a standby letter of credit issued by the Bank in an amount equal to the greater of $50 million or 8% of the aggregate amount of CP outstanding to a maximum exposure of $400 million. A drawing under the letter of credit would have occurred only after the first loss credit enhancement provided by the Sellers, the $3 million first loss subordinated notes and the liquidity support would have been completely exhausted.

•

Referral and administrative services: The Bank referred transactions to and performed certain administrative services for TRFC in its role as referral agent. These services include marketing TRFC to Bank clients, referring transactions to TRFC, underwriting transactions, monitoring the performance of the receivable purchase programs, and performing periodic due diligence reviews of the Sellers. Administrative services included raising funds, selecting investments for the program, servicing the client transactions, preparing investor reports and providing certain accounting services. For these services, the Bank received a referral fee based on a formula set forth in the referral agreement. The referral fee was somewhat dependent on the net income of TRFC.

Arms-length fees were paid by TRFC to the Bank for all of the above contractual relationships.

The Bank did not provide non-contractual services to TRFC. TRFC directly bore its own expense with vendors for services such as audits, legal counsel, safekeeping and other services.

•	Describe the nature of the call option that enabled you to call the first loss notes and explain whether you factored this call option into your initial consolidation determination under FIN 46(R).

•	Explain whether the call option provided you with the unconditional right to call the first loss notes at any time or whether your ability to call the notes was based on certain triggering events.

Response for both comments

The call option in the July 3, 2003 Note Purchase Agreement with the third party holder (Liberty Hampshire) was exercisable anytime after June 30, 2007 or in the event of an accounting change or interpretation by the FASB or SEC that would have required conduits to be consolidated. BNYM exercised the call option on December 31, 2007, acquiring the notes at par as provided in the agreement. This triggered the consolidation of TRFC into BNYM, as BNYM became the primary beneficiary under FIN 46(R) with this action.

The following excerpt from the July 3, 2003 Note Purchase Agreement sets forth these two conditions:

9.1	Optional Prepayments

The Company may, at its option, upon notice as provided below, prepay all, but not less than all, of the Notes in whole without penalty or premium at any time (i) after June 30, 2007 or (ii) upon the occurrence of a FASB Event; provided that any prepayment of the Notes may only be made if (a) the amount then on deposit in the First Loss Reserve Account is at least equal to the Total Commitment and (b) the Referral Agent has no actual knowledge of any fact or circumstance that could reasonably be expected to give rise to a Loss but which has not yet become a Loss.

Any prepayment of the Notes shall provide for the payment of the aggregate principal amount of the Notes in the amount of the Total Commitment.

Note:	A “FASB Event” was defined in this agreement as a “…change in GAAP…which requires the consolidation of the assets and liabilities of [TRFC] …with Mellon Bank, N.A.”

When the Note Purchase Agreement was signed in 2003, MFC evaluated the call option and determined that the option did not create any variability nor could it cause MFC to absorb any more or less of TRFC’s expected gains or losses. Furthermore, MFC determined that any fair value of the call option was de minimis, as it did not provide any apparent benefit to either party.

Monte Carlo simulation was used to assess FIN 46(R) in 2003 when FIN 46(R) was applied to TRFC, and thereafter on a quarterly basis. Based on an analysis of the variable interests, MFC determined that for purposes of determining the primary beneficiary of TRFC, the risks considered should be limited to variability created by potential credit losses and variability in the fees earned by the variable interest holders. The expected losses for each individual deal in the portfolio and the expected losses due to variability of fees paid to the Bank were determined using 3,000 iterations of Monte Carlo simulation.

The expected losses for each simulation were aggregated to obtain the total expected losses due to default. The resulting expected losses for the portfolio would be borne by the third-party holder of the $3 million first loss subordinated notes (Liberty Hampshire) under the terms of the subordinated notes and cause Liberty Hampshire to be the primary beneficiary of TRFC in accordance with the requirements of paragraph 14 of FIN 46(R). Similarly, the expected losses due to variability of fees paid to the Bank were aggregated for each simulation and found to be de minimis.

The Bank’s relationship with TRFC and application of FIN 46(R) and test conclusions are further explained in MFC’s May 14, 2004 and May 19, 2005 response letters to the SEC’s Office of the Chief Accountant. The Note Purchase Agreement was included as an exhibit to MFC’s May 14, 2004 response letter.

•

Tell us how you determined that the loss resulting from the consolidation of TRFC during the 4th quarter of 2007 should be classified as an extraordinary item. Please cite the authoritative literature upon which you relied in making this determination.

Response

Paragraph 21 of FIN 46(R) addresses the accounting for newly consolidated assets and liabilities when it states:

“…The excess, if any, of (a) the sum of the fair value of the consideration paid, (b) the reported amount of any previously held interests, and (c) the fair value of the newly consolidated liabilities and noncontrolling interests over (1) the fair value of the newly consolidated identifiable assets and (2) the reported amount of identifiable assets transferred by the primary beneficiary to the variable interest entity shall be reported in the period in which the enterprise becomes the primary beneficiary as:

a.	Goodwill, if the variable interest entity is a business [with reference to footnote 16: Appendix C provides guidance on determining whether an entity constitutes a business.]

b.	An extraordinary loss, if the variable interest entity is not a business.”

BNYM determined that TRFC was not a business as defined in Appendix C of FIN 46(R), which reiterates the criteria of EITF 98-3 to assess the inputs, processes and outputs of a set of activities. TRFC did not maintain any long-lived assets or intellectual property, did not have any employees, and did not maintain the processes necessary for normal, self-sustaining operations. All management functions and operations of TRFC were contracted to the Bank and other third party providers. The rates on TRFC’s CP were largely dependent on the ratings of credit support from the Bank.

The assets and liabilities of TRFC were fully absorbed into consolidated BNYM on December 31, 2007. BNYM purchased all outstanding common stock from GSS on March 31, 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2008:

Notes to Consolidated Financial Statements

Note 12 – Fair value measurement, page 81

2.	We note your disclosure that you adjust the fair value of your derivative liabilities by using your own credit spreads as implied by the credit default swap market. Considering the potential significant impact of your own credit on the valuations of your liabilities, in future filings, to the extent material to your results of operations, liquidity or capital resources, please provide full disclosure of the impact of these credit adjustments on the valuation of all of your liabilities carried at fair value within MD&A.

Response

The Company will provide the requested disclosure in future filings to the extent it is material to the Company’s results of operations, liquidity or capital resources.

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please note that I became Chief Financial Officer on July 1, 2008, and accordingly, you may direct any correspondence to my attention. If you have any questions on this letter, please call me at 212-635-1901 (fax 212-635-1121) or John Park, Controller at 212-635-7080 (fax 212-635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Todd Gibbons
Chief Financial Officer